                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                             American Premier Group, Inc.
                                   (Name of Issuer)


                            Common Stock, $1.00 Par Value

                            (Title of Class of Securities)


                                     029090 10 7
                                    (CUSIP Number)


                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536

                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)


                                    April 3, 1995
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule  13D,  and  is  filing  this  schedule  because  of Rule
          13d-1(b)(3) or (4), check the following box [   ].

          Check the following box if a fee is being paid with this statement [ X ].


                                  Page 1 of 15 Pages

          CUSIP NO.  029090 10 7             13D               Page 2 of 15
          Pages
          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    OO

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                    10,800,811 (See Item 5)

          8    SHARED VOTING POWER

                    974,385

          9    SOLE DISPOSITIVE POWER

                    10,800,964

          10    SHARED DISPOSITIVE POWER

                    974,385

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    11,775,349 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.7% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO.  029090 10 7             13D               Page 3 of 15
          Pages
          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner III

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    OO

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                    4,382,516 (See Item 5)

          8    SHARED VOTING POWER

                    17,941

          9    SOLE DISPOSITIVE POWER

                    4,382,516

          10    SHARED DISPOSITIVE POWER

                    17,941

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    4,400,457 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO.  029090 10 7             13D               Page 4 of 15
          Pages
          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    S. Craig Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    OO

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                    3,828,696 (See Item 5)

          8    SHARED VOTING POWER

                    60,539

          9    SOLE DISPOSITIVE POWER

                    3,828,696

          10    SHARED DISPOSITIVE POWER

                    60,539

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,889,235 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          CUSIP NO.  029090 10 7             13D               Page 5 of 15
          Pages
          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    OO

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                    6,010,555 (See Item 5)

          8    SHARED VOTING POWER

                     - - -

          9    SOLE DISPOSITIVE POWER

                    6,010,555

          10    SHARED DISPOSITIVE POWER

                     - - -

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    6,010,555 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.7% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

               This Statement is filed on behalf of Carl H. Lindner and his sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively the "Lindner Family" or the "Reporting Persons").

          Item 1.   Security and Issuer.

               This Statement relates to shares of Common Stock, par value $1.00 per share ("American Premier Common Stock"), of American Premier Group, Inc., an Ohio corporation ("American Premier"). The principal executive offices of American Premier are located at One East Fourth Street, Cincinnati, Ohio 45202.

          Item 2.   Identity and Background.

               Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Premier. American Premier is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987. American Premier is a holding company operating through indirect, wholly-owned and majority-owned subsidiaries and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

               Carl H. Lindner III's principal occupation is as President of American Premier.

               S.  Craig  Lindner's  principal   occupations  are  as  Vice
          Chairman of American Premier and President of American Annuity Group, Inc., a subsidiary of American Premier.

               Keith E. Lindner's principal occupations are as Vice Chairman of American Premier and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Premier.

               The business address of each of the persons listed above as well as American Premier is One East Fourth Street, Cincinnati, Ohio 45202, and all of the persons are citizens of the United States.

               None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

               The shares of American Premier Common Stock to which this Statement relates were acquired by the Lindner Family in a transaction involving the merger of AFC and a subsidiary of American Premier, as a result of which, both AFC and American Premier Underwriters, Inc. ("Underwriters") became subsidiaries of American Premier (the "Acquisition").

               In the Acquisition, Carl H. Lindner and members of his family, holders of 100% of the common stock of AFC, exchanged each of their shares of AFC common stock for approximately 1.435 shares of American Premier Common Stock, after giving effect to a litigation settlement. In addition, the Lindner Family holds options granted under a stock option plan of American Premier which are presently exercisable for an aggregate of 1,033,811 shares of American Premier Common Stock.

               Following the Acquisition and the transactions  described in
          Item 5, the Lindner Family beneficially owned approximately 49.8% of the outstanding American Premier Common Stock.

          Item 4.   Purpose of Transaction.

               The Lindner Family has substantial influence over the management and operations of American Premier and participates in the formulation, determination and direction of business policies. They hold the following positions with American
          Premier: Carl H. Lindner is the Chairman of the Board and Chief Executive Officer, Carl H. Lindner III is the President, S. Craig Lindner is a Vice Chairman of the Board and Keith E. Lindner is a Vice Chairman of the Board. In addition, the Lindner Family constitutes four of the eleven members of the Board of Directors of American Premier.

               As a result of the foregoing, the members of the Lindner Family may be deemed to be the controlling persons of American Premier.

               Although the Reporting Persons have no plans to do so, from time to time they may acquire additional shares of American Premier Common Stock or dispose of some of the shares of American Premier Common Stock which they beneficially own.

               On April 7, 1995, the American Premier Board of Directors nominated Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner, Keith E. Lindner, Theodore H. Emmerich, James E. Evans, Thomas M. Hunt, William R. Martin and Alfred W. Martinelli to be elected as Directors at the next annual meeting of its shareholders, tentatively scheduled for June 6, 1995. Also at that board meeting, the Directors acted to present to American Premier shareholders an amendment to the American Premier Articles of Incorporation to change the name of that Company to American Financial Group, Inc.

               Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

               As of April 7, 1995, the Lindner Family beneficially owned an aggregate of 26,075,749 shares (or approximately 49.8%) of the outstanding American Premier Common Stock as follows:

                                      Number         Percent     Ownership
           Holder                    of Shares       of Class    Interest
          (a)


          Carl H. Lindner         11,775,502  (b)      22.7%        22.7%
          Carl H. Lindner III      4,400,457  (c)     8.5%      9.6%
          S. Craig Lindner         3,889,235  (d)       7.6%         9.1%
          Keith E. Lindner         6,010,555  (e)      11.7%         9.1%

               Total:             26,075,749

          (a) This column indicates the ownership percentages for Messrs. Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner before attributing the shares held in various trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner (for which Keith E. Lindner acts as trustee with voting and investment power) to Keith E. Lindner.

          (b) Includes 974,385 shares held by his spouse and 153 shares held in his account under the American Premier 401(k) Retirement and Savings Plan over which he has investment power but not the power to vote. Also includes 652,722 shares which may be acquired within 60 days through the exercise of options granted under the American Premier Stock Option Plan (the "Option Plan").

          (c) Includes 17,941 shares held by a trust over which his spouse has voting and investment power, 327,270 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan and 884 shares held in his account under the American Premier 401(k) Retirement and Savings Plan over which he has investment power but not the power to vote. Does not include 581,710 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and investment power.

          (d) Includes 60,539 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and investment power and 11,819 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan. Does not include 775,714 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and investment power.

          (e) This number includes 1,357,424 shares (described in footnotes (c) and (d) above), which are held in various trusts for the benefit of the minor children of his brothers, Carl H. Lindner III and S. Craig Lindner over which Keith E. Lindner has sole voting and investment power but no financial interest.

               In addition to the shares set forth in the foregoing table, AFC and American Financial Enterprises, Inc. ("AFEI") beneficially own 8,713,222 and 9,953,392 shares, respectively, of American Premier Common Stock. As American Premier beneficially owns approximately 79% and 83% of the outstanding voting securities of AFC and AFEI, respectively, these shares are not deemed to be outstanding for purposes of determining the ownership percentages of the Lindner Family, nor are the Reporting Persons entitled to vote such shares. Notwithstanding, AFC and AFEI will receive their share of any dividends paid on American Premier Common Stock.

               The shares of American Premier Common Stock held by AFC and AFEI were acquired in the related transaction involving the merger of American Premier Underwriters, Inc. and another subsidiary of American Premier. In that merger, the shares of Underwriters held by AFC and AFEI were converted into shares of American Premier.

               On April 7, 1995, the Compensation Committee of the American Premier Board of Directors granted employee stock options covering 388,181 and 400,000 shares of American Premier Common Stock, to S. Craig Lindner and Keith E. Lindner, respectively. These options (i) become exercisable 20% per year beginning one year after the date of grant, and (ii) are contingent upon shareholder approval of the new American Premier stock option plan under which the options were granted. On that same date, Carl H. Lindner III surrendered to American Premier, employee stock options covering an aggregate of 250,450 shares. As a result, each of Carl H. Lindner III, S. Craig Lindner and Keith
          E. Lindner hold employee
          stock options to purchase 400,000 shares of American Premier Common Stock at a weighted average exercise price of approximately $23.97 per share.

               Except as set forth in this Item 5, to the best knowledge and belief of the undersigned, no transactions involving American Premier Common Stock have been effected during the past 60 days by the Reporting Persons.

          Item 6.   Contracts,     Arrangements,      Understandings     or
                    Relationships with Respect to Securities of the Issuer.

                    None.

          Item 7.   Material to be filed as Exhibits.

                    (1) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

                    (2) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


          Dated:     April 12, 1995



                                         Carl H. Lindner
                                         Carl H. Lindner



                                         Carl H. Lindner III
                                         Carl H. Lindner III



                                         S. Craig Lindner
                                         S. Craig Lindner



                                         Keith E. Lindner
                                         Keith E. Lindner




          (APG3.13D)

          Exhibit 1

                                  POWER OF ATTORNEY



               I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Carl H. Lindner
                                        Carl H. Lindner

                                  POWER OF ATTORNEY



               I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as President and Chief Operating Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Carl H. Lindner III
                                        Carl H. Lindner III

                                  POWER OF ATTORNEY



               I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Vice Chairman of the Board of Directors of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ S. Craig Lindner
                                        S. Craig Lindner

                                  POWER OF ATTORNEY



               I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Vice Chairman of the Board of Directors of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Keith E. Lindner
                                        Keith E. Lindner

          Exhibit 2
                                      AGREEMENT

               This Agreement executed this 7th day of April, 1995, is by and among Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III),
          S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

               WHEREAS, as of the date of this Agreement, the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

               NOW THEREFORE BE IT RESOLVED, that CHL, CHL III, SCL and KEL do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of any of them pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.


                                        /s/ Carl H. Lindner
                                        Carl H. Lindner

                                        /s/ Carl H. Lindner III
                                        Carl H. Lindner III

                                        /s/ S. Craig Lindner
                                        S. Craig Lindner

                                        /s/ Keith E. Lindner
                                        Keith E. Lindner